3/22/02

3/7

) STATES
CHANGE COMMISSION
ı, D.C. 20549

02019528

OMB APPROVAL
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... AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stonewall Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5006 Westgrove Drive
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam N. Wilson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stonewall Securities, Inc.**, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

TAMMY MILLIORN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
MARCH 13, 2005

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEWALL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENT	
Statement of financial condition	2
Notes to financial statement	3 - 5

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Stonewall Securities, Inc.

We have audited the accompanying statement of financial condition of Stonewall Securities, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stonewall Securities, Inc. as of December 31, 2001, in conformity with generally accepted accounting principles.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 11, 2002

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

STONEWALL SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 33,307
Clearing deposit	9,000
Receivable from clearing broker/dealer	9,760
Prepaid expenses	9,257
Non-marketable securities	16,800
Furniture and equipment, net of accumulated depreciation of $62,162	63,599
TOTAL ASSETS	$ 141,723

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$ 14,091

Stockholders' Equity

Common stock, 1,000,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	82,990
Retained earnings	44,632
TOTAL STOCKHOLDERS' EQUITY	127,632
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 141,723

See notes to financial statements.

STONEWALL SECURITIES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Stonewall Securities, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers consist primarily of high net-worth individuals and institutions located in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-Marketable Securities

Non-marketable securities are recorded at cost.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated lives of five to seven years.

Security Transactions

Security transactions and the related expenses are recorded on the trade date. Commission revenue and the related expenses are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $9,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $32,452 and $5,000, respectively. The Company's net capital ratio was .43 to 1.

Note 4 - Non-Marketable Securities

Non-marketable securities consist of 1,200 warrants of the NASD to purchase shares of common stock of the Nasdaq Stock Market, Inc. Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows.

Shares subject to exercise	Exercisable On or After	Expiration	Exercise Price
1,200	June 28, 2002	June 27, 2003	$13
1,200	June 30, 2003	June 25, 2004	$14
1,200	June 28, 2004	June 27, 2005	$15
1,200	June 28, 2005	June 27, 2006	$16

Note 5 - Furniture and Equipment

Furniture and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 32,334
Furniture and fixtures	33,427
Automobile	60,000
	125,761
Accumulated depreciation	(62,162)
	$ 63,599

Depreciation expense for the year was $7,095 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 6 - Income Taxes

The Company files its income tax return on the cash basis method of accounting and had a net tax loss for the year ended December 31, 2001; therefore, there is no current provision for federal income taxes. The Company has a net operating loss carry forward of approximately $60,400 of which $28,000 expires in 2019 and $32,400 expires in 2021. The Company also has approximately $4,300 in net future deductible expenses due to the cash basis method of accounting used for income taxes. The net operating loss carry forward and the net future deductible expenses create a deferred tax asset of approximately $9,700; however, the entire amount has been offset by valuation allowance.

Note 7 - Related Party Transactions

The Company leases office space from the majority shareholder. The lease is on a quarter-to-quarter basis and is currently $4,500 per quarter.

Office rent for the year totaled $9,000, and is reflected in the accompanying statement of operations as occupancy and equipment cost.

The Company purchased an automobile from the majority shareholder for $60,000, which approximated the fair value of the automobile.

Note 8 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.